Roy R. Centrella, Vice President/Controller/Chief Accounting Officer

November 18, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:       Southwest Gas Corporation
             Form 10-K
             Filed February 29, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 28, 2008
             File No. 001-07850

Dear Mr. Owings:

On behalf of Southwest Gas Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated October 10, 2008.  The October 10, 2008 letter includes comments regarding the Company’s September 15, 2008 response to the Staff’s August 14, 2008 comment letter.  The August 14, 2008 letter was regarding the Company’s Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 28, 2008 (the “Proxy Statement”).  The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Competition, page 4

1.	We note your response to comment 1 in our letter dated August 14, 2008. Please provide us with your intended disclosure for future filings based on information for the above-referenced documents.

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7083
www.swgas.com

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

The same follow-up comment applies to your response to comments 17, 18, 19, 20, 22, and 23 in our letter dated August 14, 2008.

Response:
In future 10-K filings, the “competition” paragraph for our construction services segment (currently on page 5 of the 2007 Form 10-K) will be updated to include the principal method or methods of competition for our construction services segment.  The following is an example of the enhanced paragraph for 2007.

“Competition within the industry has traditionally been limited to several regional competitors in what has been a largely fragmented industry.  Several national competitors also exist within the industry.  NPL currently operates in 19 major markets nationwide.  NPL’s customers are the primary LDCs in those markets.  Pricing is the primary method of competition in NPL’s markets.  NPL’s safety record and the quality of its work product are additional factors that play significant roles in obtaining contract awards and/or retaining existing contracts.  NPL’s reputation for safety and quality of work can allow it to obtain “best cost” versus “low cost” bids, which can enhance its profitability.  During 2007, NPL served 67 major customers, with Southwest accounting for approximately 21 percent of NPL revenues.  With the exception of four other customers that in total accounted for approximately 31 percent of revenue, no other customer had a relatively significant contribution to NPL revenues.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

General

(17)
Please provide clear disclosure that addresses how decisions regarding particular elements of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements.  You provide disclosure addressing each individual compensation element but, as a general matter, your disclosure lacks qualitative or quantitative discussion of how decisions regarding one type of award motivate the Compensation Committee to award other elements of compensation.  Please revise the Compensation Discussion and Analysis to explain and place in context the relationship among each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decision with respect to other allocated or contemplated awards.  See Items 402(b)(1)(iv)-(vi) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

Response:
The “Decision to Pay Each Element of Compensation” section of the Compensation Discussion & Analysis, on page 17 of the Proxy Statement, has been modified to explain and place in context the relationship among each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decision with respect to other allocated or contemplated awards.  The modified disclosure is reflected in Appendix 17.

(18)
Your disclosure references a national focus group, a regional focus group, and various peer groups, some of which list the names of the companies in the group.  Please specify (1) how overall compensation as well as each element of compensation relate to the data you analyzed from each focus group, (2) how overall compensation as well as each element of compensation relates to the data you analyzed from the various peer groups, and (3) why the company uses different groups of companies to benchmark overall compensation as well as different elements of compensation.  Please include a specific discussion of where you target each element of compensation against the focus group or peer group companies, as the case may be, and where actual payments fall within targeted parameters, in each case naming the focus or peer group companies.  Please also include a discussion of how the Committee uses focus group information as compared to peer group information. Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If some elements of compensation are not targeted against any of the focus or peer groups, please discuss how these amounts are determined.  Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:
The general discussion section of the “Determination of the Amount to be Paid for Each Element of Compensation” section of the Compensation Discussion & Analysis, on pages 17 and 18 of the Proxy Statement, has been modified to address how the Company used focus groups in relation to the elements of and overall compensation.  The modified disclosure is reflected in Appendix 18A.

The “Performance-Based Compensation” subsection of the “Determination of the Amount to be Paid for Each Element of Compensation” section of the Compensation Discussion & Analysis, on pages 18 and 19 of the Proxy Statement, has been modified to address how the Company used peers groups in assessing performance-based compensation and how the two performance measures not tied to peer groups were determined.  The modified disclosure is

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

reflected in Appendix 18B.  With the change in performance measures for 2008, as explained on page 19 of the Proxy Statement, peer groups will no longer be used in determining whether any of the performance measures have been satisfied.

Performance-Based Compensation, page 18

(19)
We note that you disclose how to calculate the threshold and maximum amounts for your 2008 return on equity, customer-to-employee ratio and operating costs performance measures, which is helpful to an investor’s understanding of these measures, but that you do not disclose the actual threshold and maximum amounts for these performance measures.  To enhance an investor’s understanding of these performance measures, please disclose the threshold and maximum numbers.  Please also consider whether a tabular presentation of these measures would be helpful to investors.  Further, confirm that you will include the grant of non-equity incentive plan compensation in the grants of plan-based awards table for 2008 compensation and advise us why you did not include that information in the 2007 compensation disclosure.  Refer to Item 402(d) of Regulation S-K.

Response:
The portion of the “Performance-Based Compensation” subsection of the “Determination of the Amount to be Paid for Each Element of Compensation” section of the Compensation Discussion & Analysis, on pages 19 and 20 of the Proxy Statement, addressing the performance measures for 2008 has been modified to include the thresholds and maximum amounts for each measure.  Since the formulas for each measure differ, a tabular format would not provide a clear presentation of the individual measures.  The modified disclosure is reflected in Appendix 19A.

The “GRANTS OF PLAN-BASED AWARDS” table, modified consistent with the Company’s initial response to this comment, is reflected in Appendix 19B.

(20)
You state that “payment of the [performance] awards will be subject to reduction depending upon satisfaction of . . . individual performance goals.”  Please disclose the individual performance goals for your named executive officers.  Please disclose if the Committee (in the case of Mr. Shaw) or Mr. Shaw (in the case of the remaining named executive officers) can reduce an award for one performance measure but not

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

another.  If not, please disclose this fact.  If so, please disclose how these determinations are made by the Committee or Mr. Shaw, as the case may be.

Response:
The portion of the “Performance-Based Compensation” subsection of the “Determination of the Amount to be Paid for Each Element of Compensation” section of the Compensation Discussion & Analysis, on page 20 of the Proxy Statement, addressing the effect of failing to satisfy individual performance goals has been modified to include such goals for the named executive officers, the impact of their failure to satisfy such goals and their success in meeting the goals for 2007.  The modified disclosure is reflected in Appendix 20.

Potential payments upon termination or change-in-control, page 31

(22)
Please describe and explain how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provision of benefits for termination events prior to a change of control and within two years after a change in control.  Refer to Item 402(j)(3) of Regulation S-K and Instruction 1 to Item 402(j) of Regulation S-K.

Response:
The portion of the “Post-Termination Benefits” subsection of the “Determination of the Amount to be Paid for Each Element of Compensation” section of the Compensation Discussion & Analysis, on pages 21 and 22 of the Proxy Statement, has been modified to address the determination of the payments and benefits levels with an involuntary or good reason termination before and after a change in control.  The modified disclosure is reflected in Appendix 22.

Director compensation, page 32

(23)
Please disclose by footnote to the appropriate column, the grant date fair value of each equity award computed in accordance with FAS 123R.  Refer to the instruction to Item 402(k)(2)(iii) of Regulation S-K.

Response:
The “2007 DIRECTORS COMPENSATION TABLE” has been modified to add a footnote for the grant date fair value of each equity award.  The modified disclosure is reflected in Appendix 23.

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

Exhibit 13. Portions of 2007 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.
We reviewed your response to comment 7 in our letter dated August 14, 2008.  We understand that the capital requirements and liquidity of the natural gas segment are significant.  We also understand that the capital requirements and resources of the construction services segment are not material to the capital requirements and resources of the business as a whole.  However, where a discussion of segment information is appropriate to an understanding of the business, the discussion and analysis shall focus on each relevant reportable segment and on the business as a whole.  Refer to Item 303(a) of Regulation S-K.  Please consider revising your discussion and analysis to focus on the business as a whole given your conclusion that a separate discussion of the construction services segment is not relevant to an understanding of the capital requirements and resources of the business as a whole.

Response:
In future 10-K and 10-Q filings, we will consider revising our discussion of liquidity and capital resources to focus on the business as a whole as identified in Item 303(a) of Regulation S-K.  As necessary, we will also provide individual segment disclosures and identify segment trends to assist the reader in understanding the liquidity and capital resources of each of the individual businesses of the Company.

Financial Statements, page 50

Consolidated Statements of Income, page 51

3.
We reviewed your response to comment 9 in our letter dated August 14, 2008.  We believe you should evaluate the materiality of other income and expenses based on income before taxes as opposed to total revenues.  In addition, we believe you should disclose material amounts of other income and expense included in the line item on the face of the statement or in a note thereto in accordance with paragraphs 7 and 9 of Rule 5-03 of Regulation S-X.  Please consider providing tabular presentation of other income and expenses in the notes to financial statements.  Also, it appears that you should report NPL gains on equipment sales in operating income in accordance with paragraph 45 of SFAS 144.  Please advise.

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

Response:
We continue to monitor items comprising other income and will disclose material items, as applicable, and their amounts in the notes to the consolidated financial statements (or on the face thereof) in future 10-Q and 10-K filings.  In assessing materiality, we will utilize qualitative and quantitative measures (including income before income taxes) in making disclosures and will consider providing tabular presentations in the notes, as appropriate.  In future 10-Q and 10-K filings, we will revise the placement on the income statement of NPL gains on equipment sales so as to include them in operating income.

Consolidated Statements of Cash Flows, page 52

4.
We reviewed your response to comment 10 in our letter dated August 14, 2008.  We believe that you should separately report the effects of changes in deferred credits and charges and the effects AFUDC and gains on sales in the adjustments to reconcile net income to net cash provided by operating activities in accordance with paragraphs 28 and 29 of SFAS 95.  We also believe that investing cash inflows and outflows that are separately reported in accordance with paragraph 31 of SFAS 95 should be determined on the significance of a particular item to total investing cash flows.  For example, we note that the South Lake Tahoe acquisition approximated 5% of investing cash flows in 2005 and other property investments approximated 6% of investing cash flows in 2007.  Please separately report all major classes of reconciling items in operating cash flows and each significant investing cash inflow and outflow in investing cash flows.

Response:
In future 10-K and 10-Q filings, we will expand our cash flow disclosures to separately report the effects of changes in deferred credits and charges, the effects of AFUDC, and gains on sales, if they continue to be significant reconciling items.  We will also report all major classes of reconciling items in operating cash flows and each significant investing cash inflow and outflow in investing cash flows.

5.
We reviewed your response to comment 12 in our letter dated August 14, 2008 and understand that stock-based compensation is included in financing cash flows.  We believe that stock-based compensation should be included in adjustments to reconcile net income to net cash provided by operating activities.  Please tell us why you believe stock-based compensation is properly classified in cash flows from financing activities

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

citing the relevant guidance in SFAS 95.  Also tell us whether the net increase in undistributed stock-based compensation in Appendix D to your response represents the aggregate amount of stock-based compensation recognized as additional paid-in capital and, if not, the amount of stock-based compensation included in the other line items in the table.  We assume that stock-based compensation is not material to operating cash flows.  If our assumption is correct and you conclude that stock-based compensation should be included in adjustments to reconcile net income to net cash provided by operating activities, please correct the classification error in future filings.  Otherwise, please advise.

Response:
In addition to the amounts identified as “net increase in undistributed stock-based compensation” in Appendix D provided in response to the original comment letter, approximately $2 million for each of the years 2007, 2006, and 2005 in stock-based compensation-related amounts are included in the caption “Stock Option/Management Incentive Plans (SIP and MIP)”.  We concur that a preferable presentation in the statements of cash flows would be to reflect the non-cash stock-based compensation amounts as adjustments to operating cash flows (instead of financing cash inflows).  We believe these amounts are not material to operating cash flows and we will make this classification correction in future filings.

During a subsequent review of the details of Appendix D, we noted that certain amounts in the 2005 column had inadvertently been transposed between captions.  A revised Appendix D is attached hereto.

Notes to Consolidated Financial Statements, page 54

Note 12 – Segment Information, page 72

6.
We reviewed your response to comment 16 in our letter dated August 14, 2008.  It is unclear to us why paragraph 95 of SFAS 131 would apply to your facts and circumstances since you are not [a] financial services company.  Given that paragraph 27 of SFAS 131 requires disclosure of interest revenues when included in segment profit reviewed by the chief operating decision maker, we continue to believe that interest income should be disclosed in segment information.  Please tell us why you believe paragraph 95 of SFAS 131 applies to your facts and circumstances.  In any event, we believe that you should consider the significance of interest revenue in relation to segment income, as opposed

H. Christopher Owings
United States Securities and Exchange Commission
November 18, 2008

to total revenues, in determining whether interest revenue is material to segment income.

Response:
Our purpose in referencing paragraph 95 of SFAS 131 was to support the assertion that materiality should be a factor in determining the requirements of separately disclosing interest revenues for segments with immaterial financial operations.  While we continue to believe that segment interest income is not material as it relates to investment decisions of readers of the financial statements, in the future we will evaluate interest revenue in relation to segment income and add it to our segment disclosures when it is material.

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roy R. Centrella

sw

Attachments

APPENDIX 17

Decision to Pay Each Element of Compensation

The primary objective of our executive compensation program is to elicit long-term employment commitments.  To accomplish this, the program is designed to respond to changing market conditions and offer a broad spectrum of compensation opportunities.  Performance is the critical component of the program and both individual and overall Company performance can impact an officer’s level of compensation on an annual basis.

Salaries and performance-based compensation are linked to recognize each officer’s responsibilities and individual contribution to the success of the Company.  As explained in greater detail below, an officer’s award opportunity is based on a percentage of salary and, as a result will move in relation to changes in salary.  How an officer satisfies his or her direct individual responsibilities can also impact the level of an individual officer’s performance-based compensation.  Exemplary performance is expected and rewarded with the compensation elements of the program, while poor performance will result in the reduction or possible elimination of a Management Incentive Plan (the “MIP”) award.

Retirement benefits are based on the salary and, to a lesser extent, on the cash component of the MIP.  The level of benefits and deferral opportunities under the Company’s qualified and non-qualified plans, however, do not influence the committee’s decisions regarding the appropriate level of overall compensation.  Welfare benefits and perquisites are also viewed by the committee on a stand-alone basis, while post-termination benefits are influenced by current salary levels.

APPENDIX 18A

Determination of the Amount to be Paid for Each Element of Compensation

The nature of our operations and competitive considerations have led the committee to design and employ a compensation program that is comparable to compensation programs widely used in industry, weighted for public utilities, and accepted by various utility regulatory agencies. Salaries and performance-based compensation paid to the named executive officers are determined by using a variety of sources including the Hay Group for salary design, compensation surveys prepared by the American Gas Association, Watson Wyatt, and William M. Mercer for overall compensation components, and competitive market compensation to determine reasonableness.  The committee uses the focus groups consisting of national and regional energy and natural gas utilities that share common factors with the Company to establish both national and regional parameters for salaries and performance-based compensation.  Our national focus group includes:

*	AGL Resources Inc.	*	NICOR Inc.
*	Atmos Energy Corp.	*	ONEOK Inc.
*	Energy East Corp.	*	Questar Corp.
*	Equitable Resources Inc.	*	Southern Union Co.
*	MDU Resources Group Inc.	*	UGI Corporation
*	National Fuel Gas Company	*	WGL Holdings, Inc.
*	New Jersey Resources

Our regional focus group includes:

*	Avista Corp.	*	Edison International
*	NW Natural Gas Company	*	Pacific Gas & Electric Company
*	Pinnacle West Capital Corp.	*	PNM Resources Inc
*	Portland General Electric Co.	*	Puget Sound Energy
*	Questar Corp.	*	Sempra Energy
*	Sierra Pacific Resources	*	UniSource Energy Services

The different focus groups are used to ensure that the Company’s overall compensation program is competitive on both the national and regional basis.  Since the Company is primarily a natural gas distribution company, similar companies throughout the nation were used to develop the national focus group.  This distinction, however, was not used to establish the regional focus group.  On a regional basis, utilities that have any common elements with the Company (e.g., number of customers, utility revenues, market capitalization, business lines, number of rate jurisdictions and geographically diverse service areas) were used to construct the focus group.

We set salaries and overall compensation for our executive officers at amounts that approximate the 50th percentile of the amounts paid by the focus groups of companies discussed above.  The selection of these parameters is designed to be comparable and competitive with the relevant market, address the regulatory environment in which we operate, and to provide a reasonable range of incentives to reward performance.

Other elements of overall compensation (perquisites, welfare benefits, retirement benefits and post-termination benefits) were implemented at various times over the past several years to remain competitive with the focus groups.  In determining the Company’s overall compensation, we annually compare our elements of compensation and the level of benefits with those of the focus groups to ensure we are remaining competitive with the focus groups.  For 2007, overall compensation for our executive officers averaged 95% of the median for the national focus group and 94% of the median for the regional focus group.

APPENDIX 18B

Performance-Based Compensation.  The performance component of the Company’s executive compensation program is designed to reward Company performance and consists of non-equity incentive plan compensation and restricted stock awards provided through our Management Incentive Plan (“MIP”) and our Restricted Stock/Unit Plan (the “RSUP,” and collectively, the “Incentive Plans”).  The committee has designed the Incentive Plans to focus on specific annual and long-term Company financial and productivity performance goals.  Financial performance, productivity, and customer satisfaction factors are incorporated in the Incentive Plans.

Annually, we establish incentive opportunities under the MIP, expressed as a percentage of each individual’s salary at year-end (after taking into account any mid-year salary increases), corresponding with each individual’s position and responsibilities with the Company, and determine the performance goals to be measured against these opportunities.  For 2007, the incentive opportunities for the named executive officers were set at the following percentages of salary:

Incentive Opportunities (% of salary)
Jeffrey W. Shaw	115%
George C. Biehl	90%
James P. Kane	100%
Thomas R. Sheets	75%
Dudley S. Sondeno	75%

The performance measures for 2007 were tied to our financial performance, productivity, and customer satisfaction.  This mix of performance goals is designed to address shareholder and customer interests through the Company’s financial performance and increased productivity and customer interests through the measurement of customer satisfaction. In prior regulatory proceedings, the regulatory commissions have insisted that productivity measures and customer satisfaction goals be included in the MIP in order to recover any of the costs of the program in our natural gas rates.

Specific peer groups of natural gas utilities with comparable financial and productivity characteristics, rather than the national or regional focus groups listed above, were constructed to determine the success in achieving the annual financial and productivity performance measures tied to peer group comparisons in the MIP for 2007.

The two financial performance measures selected by the committee address the Company’s average return-on-equity performance over the last three years (which is weighted and adjusted for inflation) and the Company’s current utility return on equity performance in comparison to a peer group of natural gas distribution companies, which when initially established would be classified as local natural gas distribution companies.  The 2007 target for the Company’s three-year average return on equity, before weighting and adjusting for inflation, was 8%, which was established at the time the MIP was originally adopted and is designed to represent the goal of earning a return on equity of 800 basis points over inflation.  The target for the comparison of the Company’s 2007 return on equity relative to the peer group of utilities was set at the 50th percentile.  The peer group consisted of the following distribution companies.

*	South Jersey Industries, Inc.	*	Nicor Inc.
*	NW Natural Gas Company	*	AGL Resources, Inc.
*	The Laclede Group	*	Piedmont Natural Gas Co., Inc.
*	Vectren Corporation	*	WGL Holdings, Inc.
*	New Jersey Resources Corp.	*	Atmos Energy Corp.
*	Avista Corp.	*	SEMCO Energy, Inc.

The productivity performance measures address a specific customer-to-employee ratio target and actual customer-to-employee ratios in comparison to a peer group of natural gas distribution companies, consisting of those listed above and Cascade Natural Gas Corporation.  The target for 2007 for the Company’s customer-to-employee ratio was set at 609 customers per employee, which represents the long-term 3% annual growth rate in the number of customers to employees from the inception of the MIP.  The target for the comparison of the Company’s 2007 customer-to-employee ratio relative to the peer group of utilities was set at the 76th percentile.  Our customer service satisfaction level target for 2007 was set at 85% and measured individually for each of our operating divisions.

APPENDIX 19A

Performance-Based Compensation.

. . ..

The committee has modified the performance measures for 2008.  Changes in the energy industry, as a result of consolidation and economic conditions, caused the committee to re-evaluate the current performance measures.  The five measures previously used will be replaced with four measures—one financial and three related to productivity.  The financial measure, a return-on-equity (“ROE”), is designed to reward our success in reaching our average authorized ROE.  The productivity measures are designed to reward our success in reaching a predetermined customer satisfaction percentage, a percentage improvement in the customer-to-employee ratio, and a predetermined percentage of cost containment for operating costs.  The performance measure targets for 2008 are as follows:

*
ROE – The target for the ROE component of the MIP for 2008 is 8.06%, which represents 80% of the company-wide authorized weighted average ROE of 10.075%.  The threshold for an award for this measure is reached at 70% of target (a 5.645% ROE) and a maximum award is reached at 140% of target (an 11.28% ROE).  Achieving the company-wide authorized weighted average ROE will result in a performance award equal to 125% for this measure.

*
Customer Satisfaction – This component is unchanged from the previous year, with the target set at 85% and measured individually for each of our operating divisions.  The threshold for an award for this measure is reached at 75% and a maximum award is achieved at a customer satisfaction level of 95%.

*
Customer-to-Employee Ratio – The target for this component of the MIP for 2008 is set at 735 customers per employee.  This target represents a three percent improvement over the actual 2007 ratio of 714 customers per employee.  A one percent improvement in the ratio, 721 customers per employee, will satisfy the award opportunity threshold and a five percent increase, 750 customers per employee, will satisfy the maximum payout for this measure.

*
Operating Costs – The operating cost component of the MIP is based on a percentage of a rolling ten-year average of annual operating cost percentage increases.  The target for 2008 is set at 4.78%, which represents 85% of the rolling ten-year average increase.  New mandated programs and incidents occurring during the year that individually result in a reserve in excess of $1 million will be excluded in determining the annual operating cost.  The minimum target is set at the rolling ten-year average increase of 5.62% and the maximum award is achieved by experiencing an annual increase of 3.94% or 70% of the rolling ten-year average.

Each of the performance measures is equally weighted and the actual performance award can range from 70% to 140% of the assigned incentive opportunity for each measure.  If the threshold percentage for any measure is achieved, a percentage of annual performance awards will have been earned.  Regardless of whether such awards are earned, no awards will be paid in any year unless dividends paid on our common stock for such year equal or exceed the prior year’s dividends.  The success in achieving the performance measures for 2007 is discussed in the narrative following the Summary Compensation Table.

APPENDIX 19B

Grants of Plan-Based Awards (2007)
The following table sets forth information regarding each grant of an award made under any of our Incentive Plans to our named executive officers during the fiscal year ended December 31, 2007.

GRANTS OF PLAN-BASED AWARDS (2007)

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Jeffrey W. Shaw	MIP(1)	01/16/07	$193,200	$276,000	$386,400	9,886	14,123	19,773
	RSUP(2)	01/16/07	—	—	—	4,954	9,908	14,862

George C. Biehl	MIP(1)	01/16/07	$90,972	$129,960	$181,944	4,655	6,650	9,310
	RSUP(2)	01/16/07	—	—	—	1,655	3,311	4,967

James P. Kane	MIP(1)	01/16/07	$109,200	$156,000	$218,400	5,588	7,983	11,176
	RSUP(2)	01/16/07	—	—	—	2,146	4,293	6,440

Thomas R. Sheets	MIP(1)	01/16/07	$56,910	$81,300	$113,820	2,912	4,160	5,824
	RSUP(2)	01/16/07	—	—	—	994	1,988	2,983

Dudley J. Sondeno	MIP(1)	01/16/07	$56,070	$80,100	$112,140	2,869	4,099	5,738
	RSUP(2)	01/16/07	—	—	—	979	1,959	2,939

(1)  Represents the annual awards granted under the MIP for the 2007 fiscal year, 40% of which is paid in cash and 60% of which is paid in performance shares.  The number of performance shares is determined by dividing the applicable “Threshold,” “Target” and “Maximum” amounts by a share price that is determined by the five-day average price of the Company’s common stock ending on January 8, 2008.  For the 2007 MIP awards, this five-day average was $29.312.  The award amount under the MIP is based upon the Company achieving a percentage of the target levels under the MIP, as described under “Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Compensation.”  “Threshold” represents achieving at least 70% of all five of the established target levels under the MIP, and equals 70% of the named executive officer’s incentive opportunity under the MIP; “target” represents achieving 100% of all five of the established target levels under the MIP, and equals 100% of the named executive officer’s incentive opportunity under the MIP; and “maximum” represents achieving 140% or more of all five of the established target levels under the MIP, and equals 140% of the named executive officer’s incentive opportunity under the MIP.  If less than all five of the target levels are achieved, then the “Threshold,” “Target” and “Maximum” amounts will be proportionally reduced by an amount equal to the percentage of targets that were achieved.  The MIP awards vest three years after grant.  Since Messrs. Biehl, Kane, Sheets, and Sondeno are over age 55 and are able to retire under the Incentive Plans, the awards will fully vest at their termination of employment.

(2)  Represents the annual awards granted under the RSUP for the 2007 fiscal year.  The number of performance shares is determined by dividing the applicable “Threshold,” “Target” and “Maximum” amounts by the closing share price on the date of determination of the award.  For the 2007 RSUP awards, the date of determination was January 22, 2008 and the closing price for the Company’s common stock on that date was $27.25.  The award amount under the RSUP is based upon the average MIP payout percentage for the three years immediately preceding the RSUP award determination date, as described under “Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Compensation.”  “Threshold” represents a MIP average payout percentage of at least 90%, and equals 50% of the named executive officer’s incentive opportunity under the RSUP; “target” represents a MIP average payout percentage of at least 100%, and equals 100% of the named executive officer’s incentive opportunity under the RSUP; and “maximum” represents a MIP average payout percentage of at least 120%, and equals 150% of the named executive officer’s incentive opportunity under the RSUP.  No award will be earned under the RSUP unless the MIP average payout percentage is at least 90%.  A percentage of the RSUP awards vest each year over the next three years.  Since Messrs. Biehl, Kane, Sheets, and Sondeno are over age 55 and are able to retire under the Incentive Plans, the awards will fully vest at their termination of employment.

APPENDIX 20

Performance-Based Compensation.

. . ..

If annual performance awards are earned and payable, payment of the awards will be subject to a reduction depending upon satisfaction of the MIP participants’ individual performance goals.  Any reductions would be tied to an individual’s overall award and not any one specific performance measure.  The committee reviews the PEO’s individual performance.  The PEO, in turn, will make a like determination for the other executive officers.  For 2007/2008, individual performance goals for the PEO centered on (i) planning for and making timely general rate cases filings in each service jurisdiction, (ii) striving to control operating expenses to within the rate of inflation, (iii) striving to improve the Company’s financial metrics in order to achieve higher credit ratings, (iv) maintaining succession planning for each key executive position, and (v) presenting strategic alternatives to the Board and pursuing agreed to strategies.

The goals of the other named executive officers are designed to reflect the individual responsibilities and to compliment the goals of the PEO.  Mr. Biehl’s goals are centered on the Company’s financial planning activities, maintaining regulatory compliance and striving to improve the Company’s credit profile.  Mr. Kane’s goals are directed to maintaining system safety, controlling operating costs and achieving maximum profitability on new growth.  Mr. Sheet’s goals address identifying, monitoring and mitigating risk and overseeing all legal matters affecting the Company and its subsidiaries.  Mr. Sondeno’s goals are directed to introducing new technologies to promote the efficient use of natural gas and to pursue “green” technologies that compliment the uses of natural gas.

The individual performance goals for the PEO and other named executive officers were satisfied and there were no reductions in their MIP awards for 2007.

Further, the annual awards will be split, with 40% paid in cash (which are disclosed as non-equity incentive plan compensation in the Summary Compensation Table) and the remaining 60% converted into performance shares (which are disclosed as stock awards in the Summary Compensation and Grants of Plan-Based Compensation Tables Narrative) tied to a 5-day average value of our common stock for the first five trading days in January.  The performance shares are restricted for three years and the ultimate payout in our common stock is subject to continued employment during this restricted period.

APPENDIX 22

Post-Termination Benefits.  We have entered into employment agreements with our senior officers, including each of the named executive officers, and change in control agreements with our remaining officers.  We offer employment agreements to the Company’s senior officers to help ensure long-term employment commitments.  We believe that through our change in control provisions we help further align the interests of our executives with those of our shareholders.  Providing change in control benefits is designed to reduce the reluctance of management to pursue potential change in control transactions that may be in the best interests of our shareholders, and helps ensure stability during the protracted process of merging or acquiring a regulated utility.

The employment agreements provide compensation and benefit levels that are at or below market levels, in comparison to industry and service companies identified by Hewitt Associates with change in control arrangements, and are limited to payment upon termination without cause or a significant reduction in an officer’s duties, responsibilities, location, or compensation (collectively, referred to as “Termination Event”).  No compensation would be provided for termination for cause, death, retirement or disability.  If a Termination Event occurs, compensation would continue to be paid to the named executive officer, other than the PEO, for up to eighteen months.  Compensation for the PEO would continue for up to three years.  Compensation includes salary, a predetermined level of incentive compensation and welfare benefits, re-employment/relocation expense, office, and secretarial support expense.  All unvested restricted stock and any remaining stock option awards will vest and the options will remain exercisable for 90 days after a Termination Event.  Additional credits will also be provided that may affect eligibility, vesting and calculation of benefits under the SRP.

The employment agreements also provide for a lump sum payment upon a Termination Event occurring within two years following a change in control of the Company.  The committee believes that this double-trigger feature provides appropriate incentives and job security for management while helping to protect shareholder value in the event of a change in control of the Company.  The compensation payable officers, other than Messrs. Biehl, Kane and Shaw, would equal two times their salary, incentive compensation and other benefits.  For Messrs. Biehl and Kane the compensation would equal two and one-half times their compensation.  The PEO would be entitled to a payment equal to three times his total compensation if he incurs a Termination Event within two years of a change in control.

The change in control agreements for the remaining officers parallel the change in control provisions of the employment agreements, and provide that such officers would be entitled to an amount equal to two times their annual compensation as defined above.  A change in control event under both forms of agreements is generally defined to include an acquisition by one person (or group of persons) of at least 20% of the ownership of the Company, the replacement of the majority of the members of the incumbent Board of

Directors (excluding replacement directors nominated by the incumbent Board), or mergers and similar transactions which result in more than a 50% change in ownership.  Restricted stock awards and any remaining stock options may vest and become immediately exercisable upon a change in control event.

If any payment under these agreements or plans would constitute a “parachute payment” subject to any excise tax under the Code, the Company will pay the tax to ensure that our executive officers will receive the full value of these agreements.

These agreements are for 24 months for each of the officers other than the PEO, whose agreement is for 36 months.  The length of the employment agreement for the PEO is set at 36 months recognizing the importance of the position to the Company on a continuous basis and to maintain the Company’s direction during a change in control period.  Annually, the agreements automatically extend for successive one-year periods, unless canceled by the Company.

APPENDIX 23

DIRECTORS COMPENSATION

2007 DIRECTORS COMPENSATION TABLE

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)(2) (3)	Option Awards ($)(1)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total($)
Thomas E. Chestnut	73,050	7,739	9,037	9,804	207	99,837
Stephen C. Comer	54,750	7,739	0	3,468	190	66,147
Richard M. Gardner	78,050	7,739	9,037	0	207	95,033
LeRoy C. Hanneman, Jr.(6)	113,100	7,739	9,037	0	207	130,083
James J. Kropid	71,400	19,347	9,037	26,950	207	126,941
Michael O. Maffie	56,500	19,347	8,529	0	0	84,376
Anne L. Mariucci	64,750	7,739	5,101	5,282	207	83,079
Michael J. Melarkey	65,600	7,739	9,037	5,188	207	87,771
Carolyn M. Sparks	66,400	19,347	9,037	39,540	207	134,531
Terrence L. Wright	65,600	19,347	9,037	26,397	207	120,588

(1)
The amounts in these columns for 2007 represent amounts recognized by the Company during 2007 for restricted stock units granted in 2007 under the RSUP and options granted in 2004, 2005, and 2006 under the Option Plan, in each case, in accordance with SFAS No. 123R.  No options were granted in 2007.  Options and restricted stock units vest 40% at the end of the first year and 30% at the end of years two and three and costs are recognized in the same proportions. Grants under the Option Plan and RSUP to retirement-eligible participants are expensed on the date of grant.

(2)	The grant date fair value of the restricted stock units granted in 2007 was based on the closing price of $38.57 on the date of grant, January 16, 2007.

(3)	Stock and option awards outstanding at year-end 2007, for each of the listed directors are as follows:

	Stock Awards	Options
Mr. Chestnut	513	9,000
Mr. Comer	513	0
Mr. Gardner	513	9,000
Mr. Hanneman	513	9,000
Mr. Kropid	513	23,000
Mr. Maffie	513	6,000
Ms. Mariucci	513	3,000
Mr. Melarkey	513	9,000
Ms. Sparks	513	21,000
Mr. Wright	513	10,000

(4)
There was no increase in pension values for 2007 for the participants in the Directors Retirement Plan.  The amounts in this column reflect above-market interest on nonqualified deferred compensation earnings for 2007.

(5)	Since Mr. Maffie retired from the Company, he does not receive life insurance benefits for serving as a director.

(6)	Mr. Hanneman resigned from the Board on March 14, 2008.

					APPENDIX D
					(REVISED)
SOUTHWEST GAS CORPORATION
COMMON STOCK ISSUANCES
(in thousands)

	YEAR TO DATE DECEMBER

Common Stock Issuances	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount

Equity Shelf Program (ESP)	-	$-	947	$28,290	1,013	$25,852
Stock Option/Management Incentive Plans (SIP and MIP)	238	6,818	843	22,430	575	13,458
Employee Investment Plan (EIP)	440	14,746	257	7,786	476	12,220
Dividend Reinvestment and Stock Purchase Plan (DRSPP)	358	11,971	395	12,401	470	12,179
Net increase in undistributed stock-based compensation	-	1,605	-	2,118	-	739
Stock issuance expenses	-	(43)	-	(573)	-	(312)
Total common stock issuances	1,036	$35,097	2,442	$72,452	2,534	$64,136